SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
29 May 2007
Commission File Number 001-09159
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — ___)

A viable society. A need. An idea.
33,000 professionals. Energy.
Cooperation. Aluminium. Determination.
Pushing boundaries. Respect. Nature.
Courage. 100 years. Thinking ahead.

Conversion to International Financial Reporting Standards

Contents

Table of Contents

Introduction to Hydro IFRS reporting	3

Consolidated income statement 2006 IFRS	3
Consolidated balance sheets 1 January and 31 December 2006 IFRS	4
Consolidated statement of cash flows 2006 IFRS	5
Consolidated statement of changes in equity 2006 IFRS	6
Changes in shares outstanding 2006	7
Consolidated condensed income statements – 2006 quarterly presentation IFRS	8
Consolidated condensed balance sheets – 2006 quarterly presentation IFRS	9
Consolidated segment information – 2006 IFRS	10

Basis for presentation of Hydro IFRS financial statements	13

IFRS accounting policies and critical accounting estimates	14

Consolidated income statement 2006 US GAAP to IFRS	21
Consolidated condensed income statements – 2006 quarterly presentation US GAAP to IFRS	22
First quarter	22
Second quarter	23
Third quarter	24
Fourth quarter	25
Consolidated balance sheet 1 January 2006 US GAAP to IFRS	26
Consolidated balance sheet 31 December 2006 US GAAP to IFRS	28
Reconciliation of equity – 2006 quarterly presentation US GAAP to IFRS	30

US GAAP conversion to IFRS: Explanation of differences	31
Introduction	31
A – Presentation and classification	31
B – Pensions	32
C – Financial instruments	33
D – Property, plant & equipment	33
E – Other	34

Conversion to IFRS       3
Introduction to Hydro IFRS reporting
As of 1 January 2007 Norsk Hydro ASA (Hydro) will prepare financial statements using International Financial Reporting Standards (IFRS). This is a conversion from US GAAP as Hydro’s primary financial reporting language.
     This document presents the IFRS financial statements for the fiscal year ending 31 December 2006 and the quarters ending 31 March, 30 June, 30 September and 31 December 2006 based on the IFRS principles as adopted by Hydro. IFRS information included in this document is reconciled to the previously released US GAAP 2006 income statement (on an annual and quarterly basis) and the 1 January 2006 and 31 December 2006 balance sheets. Additionally, the IFRS transition principles adopted and the accounting principles used for Hydro’s IFRS financial statements are disclosed, as well as a discussion of the principle differences for Hydro between IFRS and US GAAP.
     The document is organized with a presentation of the IFRS financial statements, followed by Hydro’s IFRS accounting principles. The 2006 income statement and balance sheet, as previously reported under US GAAP, is then converted to present Hydro’s income statement and balance sheet using the IFRS presentation, classification and measurement principles that Hydro will continue using in 2007.
     This document provides a basis for understanding Hydro’s IFRS financial reporting going forward, and should be referred to for additional information in connection with our 2007 quarterly financial reports. Additional information related to our US GAAP reporting is available in Hydro’s Annual Report 2006. Additional information related to the 2007 demerger of Hydro’s oil and gas activities and the Hydro After Demerger carve-out financial statements is available in the Hydro Information Memorandum, and should be read in combination with this document. The documents are available at www.hydro.com.
Consolidated income statement 2006 IFRS (unaudited)

Year ended 31 December
Amounts in NOK million	2006

Revenue	201,283

Share of the profit (loss) in equity accounted investments	990

Other income, net	1,470

Total revenue and income	203,744

Raw material and energy expense	82,810

Employee benefits expense	19,546

Depreciation and amortization expense	17,215

Impairment of non-current assets	5,492

Other	23,670

Total expenses	148,733

Earnings before financial items and tax	55,010

Financial income	1,425

Financial expense	(43)

Financial income (expense), net	1,382

Income before tax	56,392

Income tax expense	(38,459)

Net income	17,933

Net income attributable to minority interests	273

Net income attributable to equity holders of the parent	17,660

Basic and diluted earnings per share attributable to equity holders of the parent	14.20

Consolidated balance sheets
1 January and 31 December 2006 IFRS (unaudited)

Amounts in NOK million	31 December	1 January

Assets
Cash and cash equivalents	6,760	10,463

Short-term investments	15,020	3,865

Accounts receivable	34,508	35,438

Inventories	16,497	14,553

Other current assets	7,980	6,955

Assets held for sale	3,691	—

Total current assets	84,457	71,275

Investments accounted for using the equity method	10,690	10,844

Property, plant and equipment	119,075	124,032

Intangible assets	11,475	10,371

Financial assets	4,914	5,452

Other non-current assets	303	96

Deferred tax assets	2,177	1,815

Total non-current assets	148,635	152,611

Total assets	233,092	223,885

Liabilities and equity
Trade and other payables	29,785	27,832

Bank loans and other interest-bearing short-term debt	3,655	5,037

Provisions	2,197	1,200

Taxes payable	18,995	13,843

Other current liabilities	7,949	9,066

Liabilities included in disposal groups	1,011	—

Total current liabilities	63,591	56,978

Long-term debt	19,619	21,387

Provisions	14,357	10,883

Pension obligation	12,605	12,921

Other financial liabilities	353	402

Other liabilities	2,702	2,750

Deferred tax liabilities	23,265	27,820

Total non-current liabilities	72,900	76,164

Total liabilities	136,491	133,142

Share capital	4,708	4,739

Additional paid-in capital	9,736	10,501

Other reserves	(1,533)	723

Retained earnings	89,544	77,390

Treasury shares	(6,624)	(3,589)

Equity attributable to equity holders of the parent	95,831	89,763

Minority interest	771	980

Total equity	96,601	90,743

Total liabilities and equity	233,092	223,885

Conversion to IFRS       5
Consolidated statement of cash flows 2006 IFRS (unaudited)

Year ended 31 December,
Amounts in NOK million	2006

Operating activities:
Net income	17,933

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation, amortization and impairment losses	22,707

Share of profits in equity accounted investments	(990)

Dividends received from equity accounted investments	417

Deferred taxes	(3,733)

Loss on sale of non-current assets	519

Gain on foreign currency transactions	(1,011)

Net sales of trading securities	29

Capitalized interest	(1,231)

Other	(962)

Working capital changes that provided (used) cash:
Receivables	203

Inventories	(2,095)

Other current assets	543

Other current liabilities	6,055

Net cash provided by operating activities	38,384

Investing activities:
Purchases of property, plant and equipment	(15,927)

Purchases of other long-term investments	(6,197)

Purchases of short-term investments	(22,650)

Proceeds from sales of property, plant and equipment	358

Proceeds from sales of other long-term investments	1,658

Proceeds from sales of short-term investments	11,550

Net cash used in investing activities	(31,208)

Financing activities:
Loan proceeds	89

Principal repayments	(1,431)

Ordinary shares purchased	(3,949)

Ordinary shares issued	59

Dividends paid	(5,506)

Net cash used in financing activities	(10,738)

Foreign currency effects on cash and bank overdraft	319

Net decrease in cash, cash equivalents and bank overdraft	(3,243)

Cash, cash equivalents and bank overdraft reclassified to assets held for sale	(47)

Cash, cash equivalents and bank overdraft at beginning of year	9,964

Cash, cash equivalents and bank overdraft at end of year	6,674

Specification of cash disbursements included above in operating activities regarding:
Interest 1)	853

Income taxes	37,057

1)	Includes cash disbursements relating to early repayment of long-term debt (“breaking costs”) of NOK 15 million.

Consolidated statement of changes in equity 2006 IFRS (unaudited)

For year ended 31 December
Amounts in NOK million	2006

Ordinary shares issued
Balance at beginning of period	4,739

Cancellation treasury shares	(17)

Redeemed shares, the Norwegian State	(13)

Balance at end of period	4,708

Additional paid-in capital
Balance at beginning of period	10,501

Treasury stock reissued to employees	56

Cancellation treasury shares	(363)

Redeemed shares, the Norwegian State	(458)

Balance at end of period	9,736

Other reserves
Balance at beginning of period	723

Currency translation differences	(1,401)

Net unrealized gain (loss) on securities	(84)

Cash flow hedges, net of tax	(772)

Balance at end of period	(1,533)

Retained earnings
Balance at beginning of period	77,390

Net income	17,660

Dividend declared and paid	(5,506)

Balance at end of period	89,544

Treasury shares issued
Balance at beginning of period	(3,589)

Purchase of treasury shares	(3,477)

Treasury stock reissued to employees	61

Cancellation treasury shares	380

Balance at end of period	(6,624)

Equity interests attributable to equity holders of the parent
Balance at beginning of period	89,763

Increase (decrease) in equity interests	6,067

Balance at end of period	95,831

Minority interest
Balance at beginning of period	980

Minority’s share of net income	273

Minority’s share of dividend declared and paid	(231)

Equity interest purchased	(184)

Currency translation differences	(68)

Balance at end of period	771

Total equity	96,601

Conversion to IFRS       7
Changes in shares outstanding 2006 (unaudited)

For year ended 31 December
Number of shares in thousands	2006

Share information:
Ordinary shares issued
Balance at beginning of period	1,294,772

Cancellation treasury shares	(4,672)

Redeemed shares, the Norwegian State	(3,645)

Balance at end of period	1,286,455

Treasury shares issued
Balance at beginning of period	(44,080)

Purchase of treasury shares	(21,627)

Treasury stock reissued to employees	755

Cancellation treasury shares	4,672

Balance at end of period	(60,280)

Consolidated condensed income statements
– 2006 quarterly presentation IFRS (unaudited)

	First	Second	Third	Fourth
Amounts in NOK million	quarter	quarter	quarter	quarter	2006

Revenue	53,050	49,711	50,309	48,213	201,283

Share of the profit (loss) in equity accounted investments	321	376	234	59	990

Other income, net	244	432	298	496	1,470

Revenue and income	53,615	50,519	50,841	48,768	203,744

Depreciation, amortization and impairment	4,131	4,094	6,057	8,425	22,707

Other expenses	32,613	30,593	30,622	32,198	126,026

Total expenses	36,745	34,686	36,679	40,624	148,733

Earnings before financial items and tax	16,870	15,833	14,162	8,144	55,010

Financial income (expense), net	664	792	(819)	745	1,382

Income before tax	17,534	16,626	13,343	8,889	56,392

Income tax expense	(12,751)	(10,693)	(9,486)	(5,529)	(38,459)

Net income	4,783	5,932	3,858	3,361	17,933

Net income attributable to minority interests	(77)	103	238	8	273

Net income attributable to equity holders of the parent	4,859	5,829	3,619	3,353	17,660

Basic and diluted earnings per share attributable to equity holders of the parent	3.90	4.70	2.90	2.70	14.20

Conversion to IFRS       9
Consolidated condensed balance sheets
– 2006 quarterly presentation IFRS (unaudited)

Amounts in NOK million	1 January	31 March	30 June	30 September	31 December

Cash and cash equivalents	10,463	20,762	7,725	16,490	6,760

Short-term investments	3,865	3,850	12,669	12,699	15,020

Receivables and other current assets	42,393	48,294	47,021	47,587	42,488

Inventories	14,553	15,230	15,985	16,310	16,497

Assets held for sale	—	—	—	—	3,691

Total current assets	71,275	88,135	83,400	93,086	84,457

Property, plant and equipment	124,032	123,349	122,106	123,298	119,075

Other non-current assets	28,579	28,159	28,348	31,044	29,561

Total non-current assets	152,611	151,508	150,454	154,341	148,635

Total assets	223,885	239,643	233,854	247,427	233,092

Bank loans and other interest-bearing short-term debt	5,037	3,855	3,545	3,346	3,655

Other current liabilities	51,941	66,068	65,381	72,418	58,925

Liabilities included in disposal groups	—	—	—	—	1,011

Total current liabilities	56,978	69,923	68,926	75,763	63,591

Long-term debt	21,387	20,814	19,942	20,653	19,619

Other long-term liabilities	26,957	27,521	27,480	27,729	30,017

Deferred tax liabilities	27,820	27,379	26,370	27,153	23,265

Total non-current liabilities	76,164	75,714	73,792	75,536	72,900

Total liabilities	133,142	145,637	142,718	151,299	136,491

Equity attributable to equity holders of the parent	89,763	93,135	90,436	95,336	95,831

Minority interest	980	871	700	792	771

Total equity	90,743	94,006	91,136	96,129	96,601

Total liabilities and equity	223,885	239,643	233,854	247,427	233,092

Consolidated segment information
– 2006 IFRS (unaudited)

Amounts in NOK million	First quarter	Second quarter	Third quarter	Fourth quarter	2006

Total revenue
Exploration and Production	20,561	17,818	19,863	19,235	77,476

Energy and Oil Marketing	22,218	20,182	20,823	20,008	83,232

Eliminations	(15,077)	(14,267)	(14,028)	(13,914)	(57,286)

Oil & Energy	27,702	23,733	26,658	25,329	103,422

Aluminium Metal	17,933	17,906	16,182	16,239	68,259

Aluminium Products	12,967	13,538	13,263	13,819	53,588

Other activities	2,935	2,719	2,582	2,818	11,054

Corporate and eliminations	(8,486)	(8,185)	(8,376)	(9,992)	(35,040)

Total	53,050	49,711	50,309	48,213	201,283

External revenue
Exploration and Production	6,106	4,298	5,473	5,658	21,534

Energy and Oil Marketing	20,359	18,211	19,722	16,544	74,837

Eliminations	2	(2)	—	63	63

Oil & Energy	26,467	22,507	25,195	22,266	96,434

Aluminium Metal	11,602	11,606	9,912	10,482	43,603

Aluminium Products	12,910	13,476	13,205	13,740	53,331

Other activities	2,077	2,125	1,996	1,719	7,917

Corporate and eliminations	(5)	(4)	1	7	(1)

Total	53,050	49,711	50,309	48,213	201,283

Internal revenue

Exploration and Production	14,455	13,520	14,390	13,577	55,942

Energy and Oil Marketing	1,859	1,971	1,101	3,464	8,395

Eliminations	(15,079)	(14,265)	(14,028)	(13,977)	(57,350)

Oil & Energy	1,235	1,226	1,463	3,064	6,988

Aluminium Metal	6,331	6,299	6,270	5,757	24,657

Aluminium Products	58	62	58	80	257

Other activities	858	593	586	1,099	3,137

Corporate and eliminations	(8,482)	(8,181)	(8,377)	(10,000)	(35,039)

Total	—	—	—	—	—

Share of the profit (loss) in equity accounted investments
Exploration and Production	2	2	2	1	7

Energy and Oil Marketing	56	73	47	42	218

Eliminations	—	—	—	—	(2)

Oil & Energy	58	75	49	42	223

Aluminium Metal	233	249	385	(12)	854

Aluminium Products	18	30	(224)	9	(168)

Other activities	13	17	22	20	73

Corporate and eliminations	—	6	2	—	8

Total	321	376	234	59	990

Conversion to IFRS       11

Amounts in NOK million	First quarter	Second quarter	Third quarter	Fourth quarter	2006

Depreciation, amortization and impairment
Exploration and Production	2,886	2,757	4,813	6,543	16,999

Energy and Oil Marketing	181	174	165	311	831

Eliminations	—	—	—	—	—

Oil & Energy	3,067	2,931	4,979	6,853	17,830

Aluminium Metal	507	497	494	694	2,192

Aluminium Products	437	552	462	709	2,159

Other activities	117	115	119	167	518

Corporate and eliminations	3	(1)	3	1	7

Total	4,131	4,094	6,057	8,425	22,707

Earnings before financial items and tax
Exploration and Production	12,927	11,675	10,860	7,246	42,707

Energy and Oil Marketing	1,157	1,178	944	1,324	4,603

Eliminations	57	344	381	539	1,321

Oil & Energy	14,140	13,196	12,186	9,109	48,632

Aluminium Metal	1,706	2,333	2,365	899	7,302

Aluminium Products	486	326	(435)	(481)	(104)

Other activities	134	245	264	736	1,379

Corporate and eliminations	404	(267)	(217)	(2,119)	(2,199)

Total	16,870	15,833	14,162	8,144	55,010

Adjusted EBITDA
Exploration and Production	15,813	14,432	15,673	13,788	59,706

Energy and Oil Marketing	1,343	1,357	1,121	1,640	5,461

Eliminations	57	344	382	540	1,323

Oil & Energy	17,213	16,133	17,176	15,968	66,490

Aluminium Metal	2,223	2,841	2,868	1,603	9,536

Aluminium Products	938	892	281	242	2,353

Other activities	251	360	383	939	1,933

Corporate and eliminations	407	(274)	(215)	(2,118)	(2,201)

Total	21,033	19,952	20,493	16,635	78,112

Investments
Exploration and Production	3,463	3,540	6,598	6,789	20,390

Energy and Oil Marketing	246	533	496	757	2,032

Eliminations	—	—	—	—	—

Oil & Energy	3,709	4,073	7,093	7,546	22,421

Aluminium Metal	514	505	504	993	2,515

Aluminium Products	232	227	241	552	1,252

Other activities	107	102	232	206	647

Corporate and eliminations	12	6	12	5	35

Total	4,572	4,912	8,083	9,302	26,869

Consolidated segment information
– 2006 IFRS (unaudited)

	Current assets		Non-current assets		Total assets
Amounts in NOK million	31.12.2006	01.01.2006	31.12.2006	01.01.2006	31.12.2006	01.01.2006

Exploration and Production	30,502	38,572	90,538	90,598	121,040	129,170

Energy and Oil Marketing	26,312	31,362	20,003	20,174	46,315	51,536

Eliminations	(5,044)	(7,419)	17	(175)	(5,027)	(7,594)

Oil & Energy	51,771	62,516	110,557	110,596	162,328	173,112

Aluminium Metal	69,871	44,237	25,368	25,267	95,239	69,504

Aluminium Products	27,527	28,997	13,094	16,456	40,621	45,453

Other activities	8,476	7,698	5,733	5,379	14,209	13,077

Corporate and eliminations	(76,879)	(72,174)	(6,117)	(5,087)	(82,996)	(77,261)

Total continued operations	80,766	71,275	148,635	152,611	229,401	223,885

Classified as held for sale	3,691	—	—	—	3,691	—

Total	84,457	71,275	148,635	152,611	233,092	223,885

	Investments accounted for
	using the equity method		Segment debt
Amounts in NOK million	31.12.2006	01.01.2006	31.12.2006	01.01.2006

Exploration and Production	54	52	12,537	10,061

Energy and Oil Marketing	2,042	2,597	7,431	10,527

Eliminations	16	18	(1)	—

Oil & Energy	2,112	2,667	19,968	20,588

Aluminium Metal	4,926	3,851	9,800	7,588

Aluminium Products	1,913	2,460	5,863	5,638

Other activities	1,176	1,134	2,206	2,080

Corporate and eliminations	563	732	2,094	2,204

Total continued operations	10,690	10,844	39,930	38,098

Classified as held for sale	279	—	720	—

Total	10,969	10,844	40,650	38,098

Conversion to IFRS       13
Basis for presentation of Hydro IFRS financial statements
Introduction
Hydro will use IFRS as the primary GAAP for financial reporting, with a transition date of 1 January 2006. The first IFRS reporting period will be 2007 with comparable IFRS figures presented for 2006. Hydro has implemented all IFRS standards issued as of 1 May 2007, and the 31 December 2007 annual financial statements and 2006 comparable figures will be presented using all required IFRS standards for accounting periods ending 31 December 2007.
      The European Unions’s (EU) Regulation (the “regulation”) requires the use of IFRS as approved by the EU for all listed companies in the EU and European Economic Area (EEA). The regulation was incorporated into Norwegian law in December 2004, and applies to Hydro. The United States Securities and Exchange Commission (SEC) allows companies using IFRS as their primary GAAP to file their annual financial statements with the SEC using IFRS with a reconciliation to US GAAP with certain reliefs compared to companies using foreign national GAAPs. Hydro will use IFRS as approved by the IASB in the financial statements. However, the standard setting process is such that there may be a standard issued by the IASB applicable for Hydro, that has not yet been approved by the EU as of the date of Hydro’s financial statements. Therefore, it may occur that Hydro’s annual financial statements that are filed with the SEC are prepared in accordance with IFRS as approved by the EU, with a reconciliation to IFRS as approved by the IASB, that is then reconciled to US GAAP.
Transition to IFRS – IFRS 1 elected exemptions
Hydro’s transition to IFRS follows the regulation in IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1). IFRS 1 offers the possibility to utilize certain exemptions from retrospective implementation of IFRS as if always applied. Hydro has evaluated the options available in IFRS 1, and has elected to adopt transition implementation policies in the areas of business combinations, employee benefits, cumulative translation differences, designation of previously recognized financial instruments, share-based payment transactions and asset retirement obligations. A summary of these transition accounting policies is given below. Transition policies available in IFRS 1 that are not material for Hydro are not included in the discussion.
Business combinations
IFRS 3 Business Combinations (IFRS 3) deviates in certain respects when compared to the US GAAP standards applicable for accounting for business combinations. The implementation guidance for the current US GAAP standards gives, for certain acquisitions, a different result compared to full retrospective implementation of IFRS 3. Hydro has elected to utilize the option in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations completed as of 1 January 2006. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they originally were under US GAAP, including the allocation of acquisition cost. This includes the recognition of any goodwill identified in these transactions.
Employee benefits
IFRS 1 allows for all cumulative actuarial gains and losses at the date of transition to be recognized as of the date of transition as an alternative to full retrospective application of IAS 19 Employee Benefits. Hydro has chosen to adopt this transition policy, and has recognized all 1 January 2006 cumulative actuarial gains and losses at the date of transition with the effect posted directly against equity. Hydro applies the same economic and actuarial assumptions under IFRS as applied under US GAAP, and will continue to use the corridor approach when accounting for actuarial gains and losses on an ongoing basis.
Cumulative translation differences
IFRS 1 offers the first-time adopter of IFRS the option to reset the cumulative translation differences that existed at the date of adoption (i.e. the US GAAP translation differences) to zero as of the date of transition to IFRS as an alternative to establishing a cumulative translation difference as if the accounting and translation principles in IAS 21 The Effects of Changes in Foreign Exchange Rates had always been used and the measurement of assets and liabilities had been as required by currently implemented IFRS. Hydro has elected to utilize this option, and has reset the cumulative translation differences for all foreign operations to zero as of 1 January 2006. Future gains or losses on a subsequent disposal of any foreign operation will therefore exclude translation differences that arose before 1 January 2006.
Designation of previously recognized financial instruments
Marketable and non-marketable trading shares as defined under US GAAP are classified as financial assets at fair value through profit and loss under IFRS. Shares held for trading are classified as part of Short-term investments. Hydro has elected that non-marketable shares previously classified under US GAAP as not held for trading are classified as available-for-sale under IFRS with changes in fair value booked against equity. The shares are presented in the balance sheet as part of Financial Assets. Non-marketable shares in the US GAAP balance sheet were classified as Prepaid pension, investment and other non-current assets, and measured at cost.
Share-based payment transactions
Hydro adopted IFRS 2 Share-based Payment (IFRS 2) as of 1 January 2006. IFRS 1 encourages first-time adopters of IFRS to apply IFRS 2 to equity instruments granted on or before 7 November 2002. Hydro has applied IFRS 2 to all share-based payments, including the share appreciation rights granted prior to 7 November 2002.
Asset retirement obligations
IFRS 1 allows for a simplified treatment of historic changes when estimating the asset retirement obligations between the initial inception of the liability and the adoption of IFRS. Hydro has elected to utilize this option. The asset retirement obligations have been calculated as of Hydro’s 1 January 2006 transition date in accordance with IAS 37 Provisions using the best estimate of removal cost and timing, and the risk free interest rates for the relevant currencies and expected life of the asset as of the date of estimation. The IFRS estimate resulted in an increase in recognized asset retirement obligations of NOK 3,040 million as of 1 January 2006. The estimated amount that would have been included in the historical cost of the asset, based on historical interest rates and accumulated depreciation based on that amount, have been calculated. That estimated amount is only insignificantly different from the asset value recognized under US GAAP. Hydro has therefore not recognized any difference in historical cost or carrying value of the related fixed assets in connection with the transition to IFRS.
IFRS accounting policies and critical accounting estimates
Introduction
Norsk Hydro ASA is an offshore producer of oil and gas, as well as an integrated aluminium supplier with operations in nearly 40 countries. The 2006 consolidated income statements, balance sheets, statements of cash flows and statements of changes in equity of Norsk Hydro ASA and its subsidiaries (Hydro), presented both on an annual and quarterly basis, are prepared in accordance with International Financial Reporting Standards (IFRSs) and are included on pages 3 to 12 of this document.
     Prior to adoption of IFRS as of 1 January 2007, Hydro’s primary financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The 2006 consolidated income statements and balance sheets, reconciled from US GAAP to IFRS, are located on pages 21 to 25. An equity reconciliation from US GAAP to IFRS is found on page 30. The statement of cash flows is not reconciled from US GAAP to IFRS. See the section “US GAAP and IFRS financial statement differences” for an explanation of the Hydro accounting policy differences between US GAAP and IFRS, which includes a discussion of the statement of cash flows differences.
     The financial information has been prepared on a historical cost basis except for the revaluation of certain non-current assets and liabilities and financial instruments. Preparation of the financial information requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the contingency disclosures. Actual results may differ from estimates. See the discussion at the end of this section titled “Critical accounting estimates.”
     This section of the document describes the Hydro IFRS accounting policies. See the Annual Report 2006 note 1 for a comparable summary of Hydro’s US GAAP accounting policies.
Basis of consolidation
The consolidated financial statements include Norsk Hydro ASA and subsidiary companies. Hydro consolidates subsidiaries where Hydro owns, directly or indirectly, more than 50 percent of the voting power or exercises control. Hydro consolidates special purpose entities (SPEs) determined to be controlled by Hydro. Control is achieved when Hydro has the power to govern the financial and operating policies of the entity or power over more than half of the voting rights by virtue of an agreement with other investors.
     All significant intercompany transactions and balances have been eliminated.
Business combinations
Business combinations are accounted for using the purchase method in accordance with IFRS 3 Business Combinations (IFRS 3). The purchase price is the sum of the fair values, as of the date of exchange, of the assets given, liabilities incurred or assumed, and equity instruments issued by Hydro in exchange for control of the acquiree, plus any costs directly attributable to the combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized separately at the acquisition date at their fair value irrespective of any minority interest.
     Goodwill is recognized from the date of exchange and is initially measured as the excess of the purchase price over Hydro’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Goodwill is not amortized, but is reviewed for impairment annually and more frequently if indicators of possible impairment are observed, in accordance with IAS 36 Impairment of Assets. Goodwill is allocated to the groups of cash generating units expected to benefit from the synergies of the combination and that are monitored for internal management purposes. For Hydro this is the sector level in Aluminium Metal and Aluminium Products, and the sub-segment level in Oil & Energy.

Conversion to IFRS       15
The interest of minority shareholders in the acquiree is initially measured as the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.
     See the Annual Report 2006 note 2 for a description of significant acquisitions and disposals during 2006.
Investments in associates and joint ventures
Hydro accounts for associates using the equity method. The definition of an associate is based on Hydro’s ability to exercise significant influence, which is the power to participate in the financial and operating policies of the entity. Significant influence is assumed to exist if Hydro owns between 20 to 50 percent of the voting rights. However, exercise of judgment may lead to the conclusion of significant influence at ownership levels less than 20 percent or a lack of significant influence at ownership percentages greater than 20 percent. Hydro uses the equity method for a limited number of investees where Hydro owns less than 20 percent of the voting rights, based on an evaluation of the governance structure in each investee.
     A joint venture is an entity, asset or operation that is subject to contractually established joint control. In corporate joint ventures, special voting rights in some companies give each of the partners decision rights that exceed what normally would follow from the ownership share. This may be in the form of a specified number of board representatives, in the form of a right of refusal on important decisions, or by requiring a qualified majority for all or most of the important decisions. Participation in joint ventures is accounted for using the equity method, except for jointly controlled assets or operations where the partners have a direct ownership in the assets or direct participation in operations (undivided interest). These joint ventures are accounted for by including Hydro’s share of assets, liabilities, income and expense on a line-by-line basis (the proportional method).
     The equity method involves showing the investment in the associate or joint venture at Hydro’s percentage ownership of the equity in the associate or joint ventures, including any excess values or goodwill. Hydro’s share of net income, including depreciation and amortization of excess values, is included in Share of the profit or loss of associates and joint ventures. Material unrealized profits resulting from transactions with an associate or equity accounted joint venture are eliminated. The proportional method involves consolidating the income statement and balance sheet of the joint ventures based on Hydro’s percentage ownership in the joint ventures, with full elimination of inter-company transactions.
     The financial statements of associates and joint ventures are prepared for the same reporting year as the group. Where necessary, adjustments are made to those financial statements to bring the accounting policies used into line with those of Hydro.
     Hydro reviews investments in associates and joint ventures for impairment when indicators of a possible loss in value are identified. As Hydro’s investees generally are not listed on a stock exchange or regularly traded, our impairment review for such investees can only in rare cases be based on market prices. Impairment indicators include such items as operating losses or adverse market conditions. The fair value of the investment is estimated based on valuation model techniques. If the estimated fair value of the investee is below Hydro’s carrying value and the impairment is considered to be prolonged, the investment is written down as impaired. Impairment losses are reversed if the impairment situation is deemed to no longer exist.
Assets held for sale and discontinued operations
When an asset or a group of assets are decided to be sold, they are reported separately as Assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, provided that the sale is highly probable, which includes the criteria that management is committed to the sale, and that the sale will be completed within one year. Assets held for sale are not depreciated, but are measured at the lower of book value and the fair value less costs to sell. Assets meeting the criteria for presentation as an Asset held for sale are not reclassified as an Asset held for sale in prior period balance sheets. Immaterial disposal groups are not classified as assets held for sale.
     A discontinued operation is a component of Hydro that can be clearly distinguished from the rest of Hydro, both operationally and for financial reporting purposes. A discontinued operation is be a separate major line of business or a geographical area of operations. Cash flows, results of operations and any gain or loss from disposal are excluded from Earnings before financial items and tax and reported separately as discontinued.
     Components disposed of through a spin-off to shareholders are presented as Discontinued operations as of the date of disposal. Prior period results of operations are reclassified to be comparable.
Provisions
Provisions are recognized when Hydro has a present obligation (legal or constructive) as a result of a past event, and it is probable that Hydro will be required to settle the obligation. Hydro recognizes provisions only when a reliable estimate can be made of the amount, taking into account the risks and uncertainties. If a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of the cash flows. See also the accounting policy discussion for asset retirement obligations and share-based payments.
Restructuring costs Hydro recognizes a provision for costs associated with an exit or disposal activity upon formal commitment to an exit plan. A provision for termination benefits related to the involuntary termination of employees is recognized as of the date of employee notification.

Foreign currency translation
In individual companies, transactions in foreign currencies are initially recorded in the functional currency by applying the rate of exchange as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. The realized and unrealized currency gains or losses are included in financial expenses. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rates of exchange as of the date of the initial transaction.
     In the consolidated financial statements, the assets and liabilities of non-Norwegian krone functional currency subsidiaries, joint ventures and associates, including the related goodwill, are translated into Norwegian krone using the rate of exchange as of the balance sheet date. The results and cash flows of non-Norwegian krone functional currency subsidiaries, joint ventures and associates are translated into Norwegian krone using the average exchange rate for the period reported. Exchange adjustments arising when the opening net assets and the net income for the year retained by the non-Norwegian krone operation are translated into Norwegian kroner are taken into Other reserves and reported in the statement of changes in equity. On disposal of a non-Norwegian krone functional currency subsidiary, joint venture or associate, the deferred cumulative amount recognized in equity relating to that particular non-Norwegian krone entity is recognized in the income statement.
Revenue recognition
Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized when the revenue can be measured reliably. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period. In arrangements where Hydro acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.
     Revenues from the production of oil and gas are recognized on the basis of the company’s net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro’s share of produced volumes and sold volumes is not material.
     Activities related to the trading of derivative commodity instruments, or related to the purchase or delivery of physical commodities on a widely recognized commodity exchange or delivery hub, as well as physical commodity swaps with a single counterparty, are presented on a net basis in the income statement, with the margin from trading recognized in revenues.
Cash and cash equivalents
Cash and cash equivalents includes cash, bank deposits and all other monetary instruments with a maturity of less than three months from the date of acquisition.
     Cash and cash equivalents, as defined for reporting purposes in the statement of cash flows, consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts connected to cash management activities.
Short-term investments
Short-term investments include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro’s current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recognized when earned.
Accounts receivable
Accounts receivable are presented at fair value at inception in the balance sheet and reviewed for impairment on an ongoing basis. Hydro recognizes an impairment loss on individual accounts based on an assessment of delayed payments, and other indicators of financial difficulty of the customer. Excluding the account balances that have been impaired based on the individual account evaluation process, Hydro then assesses all remaining overdue accounts receivable for impairment based on prior collection experience, the customer portfolio and business and political climate.
Inventories
Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the purchase price of the inventory. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials are recognized as expense in the current period.
Non-current assets
Non-current assets include Hydro’s portfolio of long-term marketable equity securities that are not consolidated or accounted for using the equity method. The portfolio is considered as available-for-sale securities and is measured at fair value with changes in fair value recognized through equity. Other investment income is recognized when earned. Investments are reviewed for impairment if indications of a loss in value are identified. Fair value of the investment is estimated based on valuation model techniques for non-marketable securities. When the estimated fair value of the investee is below Hydro’s carrying value the impairment is recognized in earnings.

Conversion to IFRS       17
Property, plant and equipment
Property, plant and equipment (PP&E) is recognized based upon management’s assessment of probable future economic benefit and when the acquisition cost can be measured reliably. PP&E book value is the historical cost less accumulated depreciation and any accumulated impairment losses. If a legal obligation for the retirement of a tangible long-lived asset is incurred, the carrying value of the related asset is increased by the estimated fair value of the asset retirement obligation (decommissioning costs) upon initial recognition of the liability. See section below titled “Asset Retirement Obligations”.
Periodic maintenance Expenditures for periodic maintenance and repairs applicable to production facilities are capitalized when these costs meet the criteria in accordance with IAS 16 Property, Plant and Equipment (IAS 16). Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of properties are capitalized and any assets replaced are retired.
Capitalized interest Hydro capitalizes borrowing costs on qualifying assets in accordance with IAS 23 Borrowing Costs (IAS 23).
Leased assets Leases which transfer to Hydro substantially all the risks and benefits incidental to ownership of the leased item are accounted for as finance leases in accordance with IAS 17 Leases (IAS 17) and IFRIC 4 Determining whether an Arrangement contains a lease (IFRIC 4). Finance leases are capitalized at inception at the fair value of the leased property, or, if lower, at the present value of the minimum lease payments as assets under Property, plant and equipment. The liability is included in Long-term debt. The finance leases are depreciated over the shorter of the estimated useful life of the asset or the lease term. The related liability is reduced each reporting period by the amount of the lease payment less the effective interest expense. All other leases are classified as operating leases and the lease payments are recognized as an expense over the term of the lease.
Depreciation and amortization Amortization expense is determined on a straight-line basis. Depreciation is determined using the straight-line method over the estimated useful life of the asset with the following rates:

Machinery and equipment	5-25 percent
Buildings	2-5 percent
Other	10-20 percent
Hydro depreciates separately any component of an item of property, plant and equipment when that component has a useful life and cost that is significant in relation to the total PP&E cost and PP&E useful life. At each financial year-end Hydro reviews the residual value and useful life of our assets, with any estimate changes accounted for prospectively.
     Oil and gas producing properties are depreciated individually using the unit-of-production method as proved developed reserves are produced. Unit-of-production depreciation rates are reviewed and revised whenever there is an indication of the need for a change in the rates and at a minimum all producing fields are reviewed at least once a year. Any revisions in the rates are accounted for prospectively.
Asset retirement obligations
Hydro recognizes the estimated fair value of asset retirement obligations (ARO) in the period in which it is incurred. This cost includes the cost of dismantlement, removal or restoration. Obligations for oil and gas installations are recognized when the assets are constructed and ready for production. Related asset retirement costs are capitalized as part of the carrying value of the long-lived asset and the liability is accreted for the change in its present value each reporting period. Accretion expense is classified as part of Financial expense. Liabilities that are conditional on a future event (e.g. the timing or method of settlement), whether under the control of Hydro or not, are recognized if the fair value of the liability can be reasonably estimated. Asset retirement costs are depreciated over the useful life of the related long-lived asset.
Exchanges of non-monetary assets
Non-monetary transactions that have commercial substance are accounted for at fair value and any resulting gain or loss on the exchange is recognized in the income statement. A non-monetary exchange has commercial substance if Hydro’s future cash flows are expected to change significantly as a result of the exchange. Hydro accounts for certain non-monetary exchanges of oil and gas related assets at fair value and accounts for certain other non-monetary exchanges of oil and gas producing assets where Hydro has substantial continuing involvement without recognizing a gain or loss on the exchange.
Intangible assets
Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight-line basis over their benefit period. Intangible assets determined to have an indefinite useful life are not amortized but are subject to impairment testing on an annual basis.
Emission rights Hydro accounts for Norwegian and EU government granted and purchased CO2 emission allowances at nominal value (cost) as an intangible asset. The emission rights are not amortized as they are either settled on an annual basis before year-end (matched specifically against actual CO2 emissions) or rolled over to cover the next year’s emissions; impairment testing is done on an annual basis. Actual CO2 emissions over the 95 percent level granted by the government are recognized as a liability at the point in time when emissions exceed the 95 percent level. Any sale of government granted CO2 emission rights is recognized at the time of sale at the transaction price.
Research and development
All expenditures on research are expensed as incurred. Development costs are capitalized as an intangible asset at cost when all of the recognition criteria in IAS 38 Intangible Assets (IAS 38) are met, it is probable that Hydro will receive a future economic benefit that is attributable to the asset, and the cost can be measured reliably.
Impairment of property, plant and equipment and intangible assets
Hydro reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with IAS 36 Impairment of Assets (IAS 36). The carrying amount is not recoverable if it exceeds the asset’s or cash generating group’s fair value less costs to sell or the value in use. If the carrying amount is not recoverable, an impairment loss is recognized in the amount that the carrying value exceeds its recoverable amount. In the event of a subsequent increase in the recoverable amount, previously recognized impairment losses are reversed.
Contingencies and guarantees
Hydro recognizes a liability for the fair value of obligations it has undertaken in issuing guarantees, including Hydro’s ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. Contingencies are recognized in the financial statements when probable of occurrence and can be estimated reliably.
Financial assets
Financial assets represent a contractual right by Hydro to receive cash or another financial asset in the future. Financial assets classified as non-current include long-term financial instruments, other investments, long-term loans to employees, long-term bank accounts and restricted cash and other long-term receivables.
     Financial assets are derecognized when the rights to receive cash from the asset have expired or when Hydro has transferred its rights to receive cash flows from the asset and has either transferred substantially all of the risks and rewards of the asset or has transferred control of the asset.
Financial liabilities
Financial liabilities represent a contractual obligation by Hydro to deliver cash in the future, and are classified as either short or long-term. Financial liabilities include financial instruments used for cash-flow hedges, financial derivatives and commodity derivative contracts.
     Financial liabilities are derecognized when the obligation is discharged through payment or when Hydro is legally released from the primary responsibility for the liability.
Oil and gas royalty
Oil and gas revenue is recorded net of royalties payable in kind.
Exploration and development costs of oil and gas reserves
Hydro uses the successful efforts method of accounting for oil and gas exploration and development costs. In accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources, Hydro accounts for oil and gas exploration in a similar manner as under our previous GAAP. Exploratory costs, excluding the cost of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense. Well costs may remain capitalized beyond one year from drilling, dependent on project reviews, which take place periodically and no less frequently than every quarter.
     Cost relating to acquired exploration rights are allocated to the relevant areas and capitalized, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately. Capitalized exploration costs are included in Intangible assets until determination that proved reserves have been found. Upon determination that proved reserves have been found and will be developed, the exploration costs for that field is transferred to Property, plant and equipment and aggregated with costs incurred to develop the field.
     All development costs for wells, platforms, equipment and related interest are capitalized. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro uses future net cash flows to evaluate unproved properties for impairment, the unproved reserves are

Conversion to IFRS       19
risk adjusted before estimating future cash flows associated with those resources. Preproduction costs are expensed as incurred. See Hydro Annual Report 2006 note 26 for additional information.
Shipping costs
Shipping and handling costs are included in Other expenses. Shipping and handling costs invoiced to customers are included in Revenues.
Other income, net
Transactions resulting in income from sources other than normal production and sales operations are classified as Other income, net. Gains and losses resulting from the sale or disposal of PP&E, investments in associates or joint ventures, and subsidiaries are included in Other income, net as well as rental income and certain other incremental income and gains.
Income taxes
Deferred income tax expense is calculated using the liability method in accordance with IAS 12 Income Taxes (IAS 12). Deferred tax assets and liabilities are classified as non-current in the balance sheet and are measured based on the difference between the carrying value of assets and liabilities for financial reporting and their tax basis when such differences are considered temporary in nature. Temporary differences related to inter-company profits are deferred using the buyer’s tax rate. Deferred tax assets are reviewed for recoverability, and the amount probable of recovery is recognized. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for the deferred tax related to items charged directly to equity and deferred taxes related to purchase and sales of subsidiaries. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws are substantially enacted. Uncertain tax positions are recognized in the financial statements based on management’s expectations.
     Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, when such earnings are assessed by management to be capable of being repatriated to Norway without tax effect.
Derivative instruments and fair value option instruments
Hydro applies IASB International Financial Reporting Standards No. 32 Financial Instruments: Presentation (IAS 32), and No. 39 Financial Instruments: Recognition and Measurement (IAS 39) when accounting for derivatives, as well as when determining whether contracts are derivatives. Derivative financial instruments are marked-to-market with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for cash flow hedge accounting. All derivatives and embedded derivatives are classified as short-term, including derivatives and embedded derivatives with a final maturity date that is more than twelve months after the balance sheet date, except for derivative hedging instruments that are classified as long-term provided that their final maturity date is more than twelve months after the balance sheet date. If Hydro has master netting agreements and the intention and ability to settle two or more derivatives net, the agreements are presented net on the face of the balance sheet. The ability to settle net is conditional on simultaneous cash-flows from the two contracts. Otherwise, derivative contracts are presented gross at their fair value.
     Physical commodity contracts are considered on a portfolio basis. If a portfolio of contracts contain contracts of a similar nature that are settled net in cash, or the assets are not intended for own use, the entire portfolio of contracts is recognized at fair value, and classified as derivatives.
     Forward currency contracts and currency options are recognized in the financial statements and measured at fair value at each balance sheet date with the resulting unrealized gain or loss recorded in financial expense.
     Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian krone at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in Financial income (expense), net.
     Derivative commodity instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period’s revenue and/or operating cost, unless the instrument is designated as a cash flow hedge instrument and qualifies for hedge accounting. The fair value option is currently not utilized by Hydro.
     Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of the qualifying hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in Other reserves until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is no longer expected to occur, all the corresponding gains and losses deferred in Other reserves are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in the current period’s income statement. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of the hedged item are recognized currently in earnings.

Share-based compensation
Hydro accounts for share-based compensation in accordance with IFRS 2 Share-based Payment (IFRS 2). Hydro has an executive stock option plan, with a granting of share appreciation rights (SARs) to top management on an annual basis. The SARs are cash-settled upon exercise. At each reporting period, the fair value of the outstanding SARs is remeasured using a Black-Scholes option-pricing model and compensation expense is accrued, pro-rata based on the fair value, over the service period. SARs have been granted each year from 2002 to 2006, inclusive, and all grants are accounted for under IFRS 2 as of 1 January 2006. Hydro also has an employee share purchase rebate plan, where the plan payout is based on share price performance. Compensation expense in connection with this plan is measured at fair value over the service period. All share-based compensation expense includes social security taxes that will be paid by Hydro at the settlement date. All changes in fair value are recognized in profit and loss for the period. See the Annual Report 2006 note 4 for additional information.
Employee benefits and post-employment benefits
Short-term employee benefits, such as wages, salaries, social security contributions, paid annual leave, as well as short-term bonus agreements are accrued in the period in which the associated services are rendered by the employee.
     Post-employment benefits are recognized in accordance with IAS 19 Employee Benefits (IAS 19). The cost of providing pension benefits under a defined benefit plan is determined separately for each plan using the projected unit method. Past service costs are recognized in the income statement on a straight-line basis over the remaining vesting period. Net cumulative actuarial gains and losses in excess of the greater of 10 percent of the benefit obligation (before deducting plan assets) and 10% of the fair value of any plan assets are amortized in the current period’s income statement over the remaining service period of active plan participants. The funded status of a defined benefit pension plan is measured as of 31 December. Hydro recognizes the pre-paid pension asset and the accrued pension liability related to our defined benefit plans in the statement of financial position.
     Contributions to defined contribution schemes are recognized in the income statement in the period in which they accrue.
Segment information
Hydro identifies its reportable segments and disclose segment information under IFRS 8 Operating Segments. This standard requires Hydro to identify its segments according to the organization and reporting structure used by management. See the Annual Report 2006 note 5 for a description of Hydro’s segments and management model. The accounting policies used for segment reporting reflect those used for the group with the following exceptions: Certain internal commodity contracts may meet the definition of a financial instrument in IAS 39 or contain embedded derivatives that are required to be bifurcated and valued at fair value under IAS 39. However, Hydro consider these contracts as sourcing of raw materials or sale of own production even though the contracts for various reasons include clauses that meet the definition of a derivative or an embedded derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, the segment reporting reflects the responsibility allocated by Hydro management for those assets. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either premium charged or estimated service cost.
     IFRS 8 is currently not endorsed by the EU. The identified segments and reported performance measures and other information reported in accordance with IFRS 8 may in certain respects be different from what would have been reported had its predecessor standard, IAS 14 Reporting Financial Information by Segment been applied.
Critical accounting estimates
Inherent in many of Hydro’s accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets and liabilities. The conversion to IFRS has not changed our evaluation in respect to the accounting policy areas where Hydro makes critical accounting estimates. The accounting policy areas are exploration costs of oil and gas reserves, proved oil and gas reserves, derivative instruments, asset retirement obligations, impairment of long-lived assets, contingencies and environmental liabilities, business combinations and goodwill, income taxes and employee retirement plans. These critical areas involve a higher degree of judgment and complexity which, in turn, could materially impact Hydro’s financial statements if various assumptions were changed significantly. See the Annual Report 2006 pages 100-105 for a discussion of Hydro’s critical accounting policies.

Conversion to IFRS       21
Consolidated income statement 2006 US GAAP to IFRS (unaudited)

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS

Year ended 31 December 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Operating revenues	196,234	(196,234)	—

Revenue		198,862	198,862	—	2,422	—	—	201,283

Share of the profit (loss) in equity accounted investments		971	971	—	—	—	19	990

Other income, net		1,496	1,496	—	—	(43)	17	1,470

Total revenue and income		201,329	201,329	—	2,422	(43)	36	203,744

Raw material and energy expense	98,961	(17,994)	80,966	—	1,844	—	—	82,810

Employee benefits expense / Payroll and related costs	19,404	706	20,110	(564)	—	—	—	19,546

Depreciation and amortization expense	16,937	(110)	16,826	—	—	389	—	17,215

Impairment of non-current assets/ Impairment losses	5,228	—	5,228	—	—	264	—	5,492

Other	3,481	20,804	24,285	—	—	(572)	(43)	23,670

Total expenses / Operating costs and expenses	144,010	3,406	147,415	(564)	1,844	81	(43)	148,733

Operating income	52,224	(52,224)

Earnings before financial items and tax		53,914	53,914	564	578	(124)	79	55,010

Financial income (expense), net	1,785	(1,785)	—

Financial income		1,425	1,425	—	—	—	—	1,425

Financial expense		(82)	(82)	—	(46)	85	—	(43)

Financial income (expense), net	1,785	(441)	1,343	—	(46)	85	—	1,382

Equity in net income of non-consolidated investees	962	(962)	—

Other income (expense), net	53	(53)	—

Income before tax / Income from continuing operations before taxes and minority interest	55,024	233	55,257	564	532	(39)	79	56,392

Income tax expense	(37,598)	(66)	(37,665)	(189)	(645)	(11)	50	(38,459)

Mintority interest	(202)	202	—

Income from continuing operations	17,224	(17,224)

Income from discontinued operations	167	(167)

Net income	17,391	202	17,593	375	(113)	(50)	129	17,933

Net income attributable to minority interests		202	202	—	—	71	1	273

Net income attributable to equity holders of the parent		17,391	17,391	375	(113)	(120)	127	17,660

Consolidated condensed income statements
– 2006 quarterly presentation US GAAP to IFRS (unaudited)

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS

First quarter 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Operating revenues	54,504	(54,504)	—

Revenue		54,048	54,048	—	(997)	—	—	53,050

Share of the profit (loss) in equity accounted investments		316	316	—	—	—	5	321

Other income, net		253	253	—	—	(10)	—	244

Revenue and income		54,617	54,617	—	(997)	(10)	5	53,615

Depreciation, amortization and impairment	4,056	(28)	4,028	—	—	103	—	4,131

Other expenses / Other operating costs	32,645	(354)	32,291	(141)	314	(146)	295	32,613

Total expense / Operating costs and expenses	36,701	(381)	36,319	(141)	314	(43)	295	36,745

Operating income	17,804	(17,804)

Earnings before financial items and tax		18,298	18,298	141	(1,311)	33	(290)	16,870

Equity in net income of non-consolidated investees	309	(309)	—

Financial income (expense), net	760	(115)	645	—	—	19	—	664

Income before tax / Income from continuing operations before taxes and minority interest	18,872	71	18,943	141	(1,311)	52	(290)	17,534

Conversion to IFRS       23

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS

Second quarter 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Operating revenues	50,409	(50,409)	—

Revenue		49,862	49,862	—	(151)	—	—	49,711

Share of the profit (loss) in equity accounted investments		372	372	—	—	—	4	376

Other income, net		449	449	—	—	(17)	—	432

Revenue and income		50,683	50,683	—	(151)	(17)	4	50,519

Depreciation, amortization and impairment	4,004	(35)	3,970	—	—	124	—	4,094

Other expenses / Other operating costs	31,835	(246)	31,589	(149)	(412)	(125)	(310)	30,593

Total expense / Operating costs and expenses	35,840	(281)	35,559	(149)	(412)	(1)	(310)	34,686

Operating income	14,570	(14,570)

Earnings before financial items and tax		15,124	15,124	149	261	(16)	314	15,833

Equity in net income of non-consolidated investees	368	(368)	—

Financial income (expense), net	919	(113)	807	—	(36)	22	—	792

Income before tax / Income from continuing operations before taxes and minority interest	15,857	74	15,931	149	225	6	314	16,626

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS

Third quarter 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Operating revenues	50,090	(50,090)	—

Revenue		49,563	49,563	—	746	—	—	50,309

Share of the profit (loss) in equity accounted investments		228	228	—	—	—	6	234

Other income, net		308	308	—	—	(10)	—	298

Revenue and income		50,100	50,100	—	746	(10)	6	50,841

Depreciation, amortization and impairment	4,206	(31)	4,175	—	—	1,882	—	6,057

Other expenses / Other operating costs	30,606	(308)	30,298	(143)	582	(136)	21	30,622

Total expense / Operating costs and expenses	34,812	(340)	34,472	(143)	582	1,747	21	36,679

Operating income	15,278	(15,278)

Earnings before financial items and tax		15,627	15,627	143	164	(1,757)	(15)	14,162

Equity in net income of non-consolidated investees	231	(231)	—

Financial income (expense), net	(741)	(111)	(852)	—	13	19	—	(819)

Income before tax / Income from continuing operations before taxes and minority interest	14,769	7	14,776	143	178	(1,738)	(15)	13,343

Conversion to IFRS       25

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS

Fourth quarter 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Operating revenues	41,230	(41,230)	—

Revenue		45,389	45,389	—	2,824	—	—	48,213

Share of the profit (loss) in equity accounted investments		55	55	—	—	—	4	59

Other income, net		485	485	—	—	(6)	17	496

Revenue and income		45,929	45,929	—	2,824	(6)	21	48,768

Depreciation, amortization and impairment	9,898	(17)	9,882	—	—	(1,456)	—	8,425

Other expenses / Other operating costs	26,759	4,424	31,184	(131)	1,361	(166)	(49)	32,198

Total expense / Operating costs and expenses	36,657	4,408	41,065	(131)	1,361	(1,622)	(49)	40,624

Operating income	4,573	(4,573)

Earnings before financial items and tax		4,864	4,864	131	1,464	1,616	70	8,144

Equity in net income of non-consolidated investees	54	(54)	—

Financial income (expense), net	847	(103)	744	—	(23)	25	—	745

Other income (expense), net	53	(53)	—	—	—	—	—	—

Income before tax / Income from continuing operations before taxes and minority interest	5,527	81	5,607	131	1,440	1,641	70	8,889

Consolidated balance sheet 1 January 2006 US GAAP to IFRS (unaudited)

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS

1 January 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Assets
Cash and cash equivalents	10,463	—	10,463	—	—	—	—	10,463

Short-term investments	3,865	—	3,865	—	—	—	—	3,865

Accounts receivable	23,333	12,106	35,438	—	—	—	—	35,438

Inventories	14,553	—	14,553	—	—	—	—	14,553

Other current assets / Prepaid expenses and other current assets	15,912	(12,106)	3,806	—	3,148	—	—	6,955

Current deferred tax assets	2,166	(2,166)	—

Total current assets	70,293	(2,166)	68,126	—	3,148	—	—	71,275

Investments accounted for using the equity method / Non-consolidated investees	10,814	—	10,814	—	—	—	30	10,844

Property, plant and equipment	128,191	(5,443)	122,747	—	—	1,285	—	124,032

Intangible assets	5,153	5,443	10,596	(225)	—	—	—	10,371

Financial assets		7,175	7,175	—	(2,642)	—	919	5,452

Other non-current assets/ Prepaid pension, investments and other non-current assets	11,910	(7,175)	4,735	(4,639)	—	—	—	96

Deferred tax assets	833	982	1,815	—	—	—	—	1,815

Total non-current assets	156,902	982	157,884	(4,864)	(2,642)	1,285	949	152,611

Total assets	227,195	(1,184)	226,010	(4,864)	506	1,285	949	223,885

Conversion to IFRS       27

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS
1 January 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Liabilities and equity
Trade and other payables		27,832	27,832	—	—	—	—	27,832

Bank loans and other interest-bearing short-term debt	4,658	379	5,037	—	—	—	—	5,037

Current portion of long-term debt	379	(379)	—	—	—	—	—	—

Provisions		1,209	1,209	—	—	(10)	—	1,200

Taxes payable		13,843	13,843	—	—	—	—	13,843

Other current liabilities	47,239	(42,885)	4,355	—	4,711	—	—	9,066

Current deferred tax liabilities	980	(980)	—

Total current liabilities	53,256	(980)	52,277	—	4,711	(10)	—	56,978

Long-term debt	21,387	—	21,387	—	—	—	—	21,387

Provisions		7,905	7,905	—	—	2,908	70	10,883

Pension obligation	9,939	(45)	9,895	3,026	—	—	—	12,921

Other financial liabilities		2,336	2,336	—	(1,934)	—	—	402

Other liabilities	12,424	(10,196)	2,228	544	—	—	(22)	2,750

Deferred tax liabilities	33,713	(205)	33,508	(2,423)	(1,480)	(1,924)	139	27,820

Total non-current liabilities	77,462	(205)	77,258	1,148	(3,413)	984	187	76,164

Total liabilities		129,535	129,535	1,148	1,298	975	187	133,142

Minority shareholders’ interest in consolidated subsidiaries	981	(981)	—

Share capital	4,739	—	4,739	—	—	—	—	4,739

Additional paid-in capital	10,501	—	10,501	—	—	—	—	10,501

Other reserves /Accumulated other comprehensive income (loss)	(2,083)	—	(2,083)	1,306	—	—	1,500	723

Retained earnings	85,927	—	85,927	(7,317)	(740)	258	(738)	77,390

Treasury shares	(3,589)	—	(3,589)	—	—	—	—	(3,589)

Equity attributable to equity holders of the parent / Shareholders’ equity	95,495	—	95,495	(6,012)	(740)	258	762	89,763

Minority interest		981	981	—	(53)	52	(1)	980

Total equity		96,476	96,476	(6,012)	(792)	310	762	90,743

Total liabilities and equity / shareholders’ equity	227,195	(1,184)	226,010	(4,864)	506	1,285	949	223,885

Consolidated balance sheet 31 December 2006 US GAAP to IFRS (unaudited)

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS
31 December 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Assets
Cash and cash equivalents	6,760	—	6,760	—	—	—	—	6,760

Short-term investments	15,020	—	15,020	—	—	—	—	15,020

Accounts receivable	25,608	8,901	34,508	—	—	—	—	34,508

Inventories	16,497	—	16,497	—	—	—	—	16,497

Other current assets / Prepaid expenses and other current assets	14,025	(8,901)	5,124	—	2,856	—	—	7,980

Current deferred tax assets	3,099	(3,099)	—

Assets held for sale / Current assets held for sale	1,122	2,569	3,691	—	—	—	—	3,691

Total current assets	82,131	(530)	81,602	—	2,856	—	—	84,457

Investments accounted for using the equity method / Non-consolidated investees	10,455		10,455	—	—	—	235	10,690

Property, plant and equipment	124,976	(6,604)	118,372	—	—	702	—	119,075

Intangible assets	4,861	6,604	11,464	—	—	—	11	11,475

Financial assets		6,464	6,464	—	(2,332)	—	782	4,914

Other non-current assets / Prepaid pension, investments and other non-current assets	7,763	(6,464)	1,298	(995)	—	—	—	303

Deferred tax assets	1,239	938	2,177	—	—	—	—	2,177

Non-current assets held for sale	2,569	(2,569)	—

Total non-current assets	151,862	(1,631)	150,231	(995)	(2,332)	702	1,028	148,635

Total assets	233,993	(2,160)	231,833	(995)	524	702	1,028	233,092

Conversion to IFRS       29

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS
31 December 2006
Amounts in NOK million
Note reference		A		B	C	D	E

Liabilities and equity
Trade and other payables		29,785	29,785	—	—	—	—	29,785

Bank loans and other interest-bearing short-term debt	3,213	441	3,655	—	—	—	—	3,655

Current portion of long-term debt	441	(441)	—

Provisions		2,217	2,217	—	—	(45)	25	2,197

Taxes payable		18,995	18,995	—	—	—	—	18,995

Other current liabilities	55,550	(51,561)	3,989	—	3,960	—	—	7,949

Current deferred tax liabilities	1,134	(1,134)	—	—	—	—	—	—

Liabilities included in disposal groups / Current liabilities in disposal groups	738	273	1,011	1	—	—	—	1,011

Total current liabilities	61,076	(1,425)	59,651	1	3,960	(45)	25	63,591

Long-term debt	19,619	—	19,619	—	—	—	—	19,619

Provisions		11,913	11,913	—	—	2,433	10	14,357

Pension obligation	12,391	522	12,913	(308)	—	—	—	12,605

Other financial liabilities		2,047	2,047	—	(1,694)	—	—	353

Other liabilities	16,126	(13,918)	2,208	510	—	—	(16)	2,702

Deferred tax liabilities	27,307	(1,027)	26,280	(294)	(855)	(1,914)	47	23,265

Long-term liabilities in disposal groups	273	(273)	—

Total non-current liabilities	75,715	(735)	74,980	(91)	(2,549)	519	41	72,900

Total liabilities		134,631	134,631	(90)	1,411	474	66	136,491

Minority shareholders’ interest in consolidated subsidiaries	707	(707)	—

Share capital	4,708	—	4,708	—	—	—	—	4,708

Additional paid-in capital	9,736	—	9,736	—	—	—	—	9,736

Other reserves / Accumulated other comprehensive income (loss)	(9,135)	—	(9,135)	6,078	—	—	1,524	(1,533)

Retained earnings	97,811	—	97,811	(6,983)	(835)	112	(561)	89,544

Treasury shares	(6,624)	—	(6,624)	—	—	—	—	(6,624)

Equity attributable to equity holders of the parent / Shareholders’ equity	96,496	—	96,496	(905)	(835)	112	963	95,831

Minority interest		707	707	—	(53)	117	—	771

Total equity		97,202	97,202	(905)	(888)	229	963	96,601

Total liabilities and equity / shareholders’ equity	233,993	(2,160)	231,833	(995)	524	702	1,028	233,092

Reconciliation of equity — 2006 quarterly presentation US GAAP to IFRS (unaudited)

				Pensions
		Presentation		and other		Property,
		and classi-	US GAAP	employee	Financial	plant and
	US GAAP	fication	reclassified	benefits	instruments	equipment	Other	IFRS
Amounts in NOK million
Note reference		A		B	C	D	E

1 January 2006
Equity attributable to equity holders of the parent / Shareholders’ equity	95,495	—	95,495	(6,012)	(740)	258	762	89,763

Minority interest/ Minority shareholders’ interest in consolidated subsidiaries	981	—	981	—	(53)	52	(1)	980

Total equity			96,476	(6,012)	(792)	310	762	90,743

31 March 2006
Equity attributable to equity holders of the parent / Shareholders’ equity	99,898	—	99,898	(5,896)	(1,495)	267	362	93,135

Minority interest/ Minority shareholders’ interest in consolidated subsidiaries	907	—	907	—	(104)	68	(1)	871

Total equity			100,805	(5,896)	(1,599)	334	361	94,006

30 June 2006
Equity attributable to equity holders of the parent / Shareholders’ equity	97,033	—	97,033	(6,032)	(1,300)	241	495	90,436

Minority interest/ Minority shareholders’ interest in consolidated subsidiaries	719	—	719	—	(103)	85	(1)	700

Total equity			97,752	(6,032)	(1,404)	326	494	91,136

30 September 2006
Equity attributable to equity holders of the parent / Shareholders’ equity	103,165	—	103,165	(5,987)	(1,436)	(922)	516	95,336

Minority interest/ Minority shareholders’ interest in consolidated subsidiaries	754	—	754	—	(70)	109	(1)	792

Total equity			103,919	(5,987)	(1,506)	(813)	515	96,129

31 December 2006
Equity attributable to equity holders of the parent / Shareholders’ equity	96,496	—	96,496	(905)	(835)	112	963	95,831

Minority interest/ Minority shareholders’ interest in consolidated subsidiaries	707	—	707	—	(53)	117	—	771

Total equity			97,202	(905)	(888)	229	963	96,601

Conversion to IFRS       31
US GAAP conversion to IFRS: Explanation of differences
Introduction
During the conversion process from US GAAP to IFRS, Hydro analyzed in detail all standards relevant for our financial statements. When comparing an IFRS to an US GAAP principle, many standards have the same reporting objective; however when comparing the details we have identified practical implementation differences for specific transactions or classes of transactions, that, while not of a material nature for Hydro in 2006, could be material for future reporting periods. These areas of possible future differences include capitalized interest, share-based payments, business combinations and financial instruments. These differences are not discussed in detail below, as the 2006 IFRS financial statements are not affected.
     The following discussion corresponds to the difference columns A-E in the US GAAP to IFRS reconciliation income statements, balance sheets and reconciliation of equity presented above. The discussion covers the transition effects on the 1 January 2006 opening balance, balance sheet differences as of 31 December 2006 and income differences during 2006. The US GAAP to IFRS income statements and balance sheets give the new IFRS line name first, followed by the US GAAP line name that is being replaced. Presentation and classification changes are shown first, using US GAAP figures. The IFRS classified US GAAP figures are then adjusted in columns B-E, in respect of the IFRS measurement changes.
A — Presentation and classification
Income Statement
There are presentation and classification differences when comparing the IFRS to the US GAAP income statement. Operating revenues is now called Revenue. Under US GAAP, Operating revenues include some miscellaneous revenue items classified as Other income, net under IFRS. The line item Share of the profit (loss) from equity accounted investments moves up the income statement and is now included as part of Total revenue and income. The amount of Share of the profit (loss) from equity accounted investments is different after the presentation change as discontinued operations are included in the amount; IFRS does not have a line item Discontinued operations in the 2006 financial statements. The line item Other income, net, comprises some miscellaneous revenue items and gain or loss on sale of property, plant and equipment and investments previously reported as part of Other operating expenses.
     One significant difference is that the Automotive Castings business is not considered a separate major line of business and thus not separately reported as discontinued operations. As a result, the line Discontinued operations is not part of the IFRS income statement for 2006, and the NOK 167 million US GAAP loss on discontinued operations is therefore distributed among the IFRS income statement line items (in column A) between Revenues, Other income, net, Raw materials and energy costs, Employee benefits expense, Depreciation and amortization expense, Other, and Financial income and Financial expense.
     Accretion expense related to the asset retirement obligations is now classified as part of Financial expense; under US GAAP this is classified as part of Depreciation and amortization expense. The Depreciation and amortization expense NOK (110) million adjustment in column A represents NOK 332 million related to discontinued operations and NOK (442) million related to the ARO accretion expense. The line item Operating income is replaced by Earnings before financial items and tax as the primary measure of earnings in the segments. Financial items are now shown separately as Financial income, and Financial expense. Financial expense includes exchange gains and losses (no change from US GAAP) and accretion expense related to ARO and provisions (a change as compared to US GAAP). Provision accretion expense under US GAAP is classified as Other expenses.
     Minority interest now is located on the IFRS income statement after the subtotal Net income. The final figure in the IFRS income statement is a new line item Net income attributable to equity holders of the parent, which is the equivalent line to the US GAAP line Net income. IFRS Net income is before Net income attributable to minority interests.
Balance sheet
Other short-term receivables that were included as part of Other current assets for US GAAP reporting are now classified for IFRS financial reporting as part of Accounts Receivable. These short-term receivables primarily relate to VAT receivable and other external prepaid items. Capitalized exploration costs, classified as part of Property, plant and equipment under US GAAP are now classified as part of Intangible assets. Non-current financial assets are now shown on the face of the balance sheet, reclassified from Other non-current assets.
     Shares held for trading are classified as part of Short-term investments with a fair value of NOK 586 million in the 1 January 2006 balance sheet under both IFRS and US GAAP. Non-marketable shares previously classified under US GAAP as not held for trading are classified as available-for-sale under IFRS with changes in fair value booked against equity. The shares are presented in the balance sheet as part of Financial Assets. Non-marketable shares in the US GAAP balance sheet were classified as Prepaid pension, investment and other non-current assets, and measured at cost.
     Trade and other payables, Taxes payable and Provisions (current) are reclassified from Other current liabilities and shown separately in the IFRS balance sheet. The current portion of long-term debt is not presented as a separate line item in the IFRS balance sheet, but instead is included as part of Bank loans and other interest-bearing debt. Provisions (non-current) and Other financial liabilities are re-classified from Other liabilities, non-current and shown separately as non-current liabilities. To achieve a more correct presentation under IFRS, NOK 45 million in the 1 January 2006 balance sheet relating to an accrual for long-term employee benefits has been reclassified from accrued pension liabilities to other liabilities, non-current. The adjustment in the 31 December 2006 balance sheet was NOK 42 million.
     All deferred tax assets and deferred tax liabilities are classified as non-current; under US GAAP the requirement is to show the current and non-current deferred tax assets and liabilities separately.
     The elements included in the US GAAP line item Accumulated other comprehensive income are now included in the IFRS line item Other reserves.
Statement of cash flows
The 2006 IFRS statement of cash flows is very similar in presentation and format to Hydro’s 2006 US GAAP statement of cash flows, with only four presentation, classification or measurement differences related to the measurement of cash, classification of capitalized interest, presentation of capitalized capital maintenance and presentation related to Assets held for sale. These differences are discussed below. A reconciliation of the US GAAP to IFRS statement of cash flows is not presented, as it is not an IFRS requirement and our differences are not significant. See the Annual Report 2006 for the US GAAP statement of cash flows.
     The IFRS statement of cash flows includes bank overdrafts in the definition of cash; bank overdrafts are excluded from the US GAAP cash definition. In the 2006 statement of cash flows, the IFRS 1 January and 31 December 2006 cash balances in the statement of cash flows are NOK 9,964 million and NOK 6,674 million, respectively. This is NOK 499 million and NOK 86 million lower than the US GAAP cash balances reported for 1 January and 31 December 2006, respectively.
     Capitalized interest in the amount NOK 1,231 million is classified as an operating activity in the IFRS statement of cash flows, and is classified as an investing activity in the US GAAP statement of cash flows, included as part of Purchases of property, plant and equipment.
     In the IFRS statement of cash flows, the capitalized capital maintenance for the period is presented as part of investing activities. Under US GAAP for 2006, the accrual method was used and costs related to capital maintenance are expensed in the income statement and therefore included in the US GAAP statement of cash flows as part of net income. See also the section below “D – Property, plant & equipment, Periodic maintenance.”
     In the fourth quarter of 2006 the results and cash flows of the Automotive Castings business were reported as discontinued operations in US GAAP. As this is not a separate major line of business, it is not separately reported under IFRS but is included in cash flows from continuing operations.
     IFRS allows the financial statement preparer the choice to classify interest and dividends paid and received as part of operating activities or interest as part of investing activities and dividends as part of financing activities. Hydro has chosen the same classification as is currently required by US GAAP, which is to classify interest and dividends paid and received as part of operating activities.
     Even excluding the above specific items, there will always be overall general differences when comparing the IFRS and US GAAP cash from operating, investing and financing activities. This is unavoidable as long as there are IFRS as compared to US GAAP measurement and recognition differences in the balance sheet and income statement. These differences are discussed throughout the rest of this document, and not specifically detailed here in relation to the statement of cash flows.
B — Pensions
IFRS requires either full retrospective application of IAS 19 Employee Benefits, or recognition of all cumulative actuarial gains and losses at the date of transition to IFRS. Hydro has elected to utilize the implementation provision to recognize prior periods’ unrecognized gains and losses directly in equity as of 1 January 2006. As of 1 January 2006, the GAAP difference includes unrecognized prior service costs and unrecognized net losses of NOK 9,804 million. Both of these elements are amortized over the future service period in US GAAP. The US GAAP intangible assets and accrued liability related to the additional minimum liability of NOK 225 million and NOK 2,132, respectively, were reversed for IFRS reporting as IFRS does not allow for such an asset/liability to be recognized. Net of tax, the decrease in equity per 1 January 2006 related to pensions and other employee benefits is NOK 6,012 million.
     As the funded status of the pension plans was recognized in the US GAAP balance sheet as of 31 December 2006, the impact on Hydro’s IFRS balance sheet as of the end of 2006 was limited. The IFRS to US GAAP pre-tax difference of NOK 687 million represents net unrecognized gains and losses incurred during 2006. Under Hydro’s IFRS accounting principles net cumulative actuarial gains and losses in excess of the greater of 10 percent of the benefit obligation (before deducting plan assets) and 10 percent of the fair value of any plan assets are amortized in the income statement over the remaining service period of active plan participants.
     Pension costs during 2006 were NOK 564 million lower under IFRS as compared to US GAAP due to amortization differences related to past service costs and accumulated losses. Net of tax, the decrease in equity as of 31 December 2006 related to pensions and other employee benefits is NOK 905 million. Hydro applies the same economic and actuarial assumptions under IFRS as applied under US GAAP.
     As of 31 December 2006, Hydro has a GAAP timing difference of NOK 78 million related to curtailments of certain defined benefit pension plans. Under IFRS, curtailment gains are recognized when curtailments occur. Under US GAAP, curtailment gains are deferred until realized.

Conversion to IFRS       33
C — Financial instruments
Measurement and scoping
Some contracts that contain embedded derivatives are accounted for as derivatives under US GAAP in their entirety, while only the embedded derivatives are separated under IFRS.
     Under US GAAP, where the commodity in the contract is traded in a liquid market, Hydro would have to perform extensive documentation that the assets in the contract are for “Normal Purchase and Normal Sales” (NPNS) purposes. Otherwise, the contract would, in most cases, be accounted for at fair value. For many contracts, Hydro has elected not to document NPNS. Under IFRS, all commodity contracts that are not part of a “trading” portfolio are accounted for at cost. IFRS do not have any formal “own use” documentation requirements. This creates a difference for Hydro between IFRS and US GAAP.
     Hydro enters into offsetting positions in the market for physical LME-grade and physical non-LME grade aluminium contracts. IFRS require that all of these contracts be accounted for at fair value. However, only physical LME-grade aluminium contracts are accounted for at fair value under US GAAP.
     Hydro has, for US GAAP reporting, separated embedded currency derivatives from some sales and purchase contracts and values the derivatives as forward contracts. These derivatives are, for the most part, not separated for IFRS reporting purposes, as the currencies in the contracts are considered to be commonly used in the country to which the products are sold / sold from.
     Contracts entered into before 1 January 1999 that contained embedded derivatives are not recognized as derivatives under US GAAP according to Hydro US GAAP implementation policy. These embedded derivatives are separated under IFRS and recognized at fair value. Hydro currently has no contracts or other financial instruments to which the fair value option has been applied.
Valuation
Some embedded derivatives, previously valued as swap arrangements, are under IFRS valued as embedded forward contracts. This primarily relates to aluminium, coal and inflation price links in long-term electricity contracts.
     Accounting practice has been to value contracts over the liquid horizon (typically 3-5 years) under US GAAP. Under IFRS, all commodity contracts scoped in to be accounted for at fair value are fair valued over the full contract horizon.
Classification
Under IFRS derivative contracts and financial instruments are netted only when an ability and intention to net settle exists, while under US GAAP contracts are netted based on the existence of a master netting agreement.
     Under IFRS all derivatives are recognized as short-term, with the exception of derivatives held for hedging purposes, while under US GAAP contracts with a final maturity date of more than twelve months outside the balance sheet date are classified as long-term.
Effects on 1 January 2006 opening balance and quarters
The table below shows the effect in NOK million, between IFRS and US GAAP, on the 1 January 2006 opening balance and the quarters, respectively:
     Negative amounts relating to balance sheet indicate a net decreased asset, increased liability under IFRS compared to US GAAP. Negative amounts in the profit and loss statement indicate a net decreased result under IFRS compared to US GAAP.
     Different valuation horizons, and different scoping of contracts based on embedded derivatives under the two GAAPs, creates the majority of IFRS to US GAAP reporting differences as presented above for Hydro.
D — Property, plant & equipment
Periodic maintenance
Under US GAAP for the period prior to 1 January 2007, expenditures for periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Under IFRS periodic maintenance is capitalized and depreciated. In the 1 January 2006 US GAAP to IFRS balance sheet, Property, plant and equipment is increased by NOK 1,362 million related to periodic maintenance. US GAAP provisions of NOK 10 million, current and NOK 131 million, non-current, are reversed in the 1 January IFRS balance sheet. In the 2006 income statement IFRS deprecation is higher than US GAAP depreciation by NOK 436 million. Other (expenses) are lower for IFRS by NOK 522 million.
     As of 1 January 2007, Hydro will use the same accounting treatment for capitalized capital maintenance for US GAAP reporting as under IFRS. Therefore, this difference ceases to exist after 31 December 2006.

(unaudited)

	Opening	First	Second	Third	Fourth
	balance	quarter	quarter	quarter	quarter
Derivatives differences, net IFRS to US GAAP:	2006	2006	2006	2006	2006

Balance sheet, pre-tax	(2,272)	(3,582)	(3,355)	(3,190)	(1,742)

Income statement, pre-tax	—	(1,311)	225	178	1,440

Asset Retirement Obligations
The total estimated present value of asset retirement obligations is NOK 10,733 million as of 1 January 2006 and NOK 14,633 million as of 31 December 2006, which is NOK 3,040 million and NOK 2,573 million above the estimated present value according to US GAAP as of 1 January 2006 and 31 December 2006, respectively. The majority of the obligation relates to future decommissioning of oil and gas installations on the Norwegian continental shelf and in other parts of the world where Hydro has interest in oil and gas production. The removal is expected to take place in the period 2007 to 2041, with the majority of the estimated costs related to removals expected in the period 2020 to 2030. The estimates for decommissioning costs and time are the same for IFRS and US GAAP. However, the estimates are discounted using the current risk free interest rates in the interval 3 percent to 4.5 percent for IFRS purposes, while the discount rates used for US GAAP purposes represent credit adjusted risk free interest levels at inception of the obligation and range from 5.5 percent to 7.5 percent. The interest rates used for discounting refer to the duration of the liability and the currency in the economic environment where the liability is incurred. The lower interest rate level used for IFRS purposes will result in a comparatively lower accretion expense recognized under IFRS as compared to the accretion expense recognized under US GAAP.
     Classification of the accretion expense related to the ARO is different under the two GAAPs. Under IFRS, the accretion expense is classified as part of Financial expense, while it was previously classified under US GAAP as part of Depreciation, depletion and amortization.
     Depreciation of the related asset will be higher under IFRS as compared to US GAAP, as the related assets are NOK 361 million higher under IFRS compared to US GAAP as of 31 December 2006. This is due to interest rate differences.
Impairment of Property, plant and equipment
The accounting principles under IFRS differ from those applied under US GAAP. The most important differences for Hydro are as follows. US GAAP requires a two-step test where the first step involves testing the asset’s carrying value against the sum of undiscounted expected cash flows from the asset. If this test implies that the asset is impaired, the asset is written down to its estimated fair value. In IFRS, there is a one-step impairment test whereby the asset’s carrying value is compared to the higher of its estimated fair value and its value in use based on discounted expected cash flows from the asset. Generally, the difference related to the impairment testing procedure implies that impairments can be expected to occur earlier under IFRS than when applying US GAAP. Additionally, under IFRS, impairment losses are reversed if the reason for the impairment is no longer present, whereas under US GAAP reversal of an impairment loss is not allowed.
     As of the adoption of IFRS, Hydro recognized the reversal of previously reported NOK 174 million impairment loss related to one asset in the Oil & Energy segment. At the time of adoption of IFRS, market conditions had significantly improved and the basis for impairment of the field was no longer present. The impairment was reversed with a total of NOK 84 million, reflecting what would have been the carrying value after depreciation had the asset not been written down as impaired.
     In addition, Hydro recognized impairment losses related to two plants, which both are considered cash generating units, in the Rolled Products sub-segment of the Aluminium Products segment. For both the plants, expected future cash flows exceed the carrying value of the assets when not discounted, i.e. no impairment was recognized in US GAAP. However, discounted future cash flows did not cover the carrying value of the asset. An impairment loss of NOK 60 million was recognized on the Malaysian plant. For the Hamburg operation, the impairment loss identified was NOK 102 million.
     During 2006, additional impairment losses were identified. In the second quarter an impairment loss of NOK 23 million was recognized related to the Automotive Products plant in Holland, USA, which is part of Automotive Products. In the fourth quarter, a renewed evaluation of the situation in Malaysia was carried out based on continuing operating losses. An impairment loss of NOK 150 million was recognized in the fourth quarter. Also in the fourth quarter, an impairment loss of NOK 66 million was identified related to a remelt plant in Metal.
     An impairment loss of NOK 5,240 million relating to Hydro’s oil and gas operations in the US Gulf of Mexico was recognized in US GAAP in the fourth quarter. When Hydro issued its third quarter interim report, the assets were evaluated for impairment as a result of continued production shortfalls, but an impairment was not recognized at this time under US GAAP as the undiscounted cash flows exceeded book value. Based on the estimates available as of the issuance of the third quarter, an IFRS impairment loss of NOK 1,804 million was recognized in the third quarter, based on the IFRS impairment test requiring the use of discounted cash flows. An additional impairment was recognized in IFRS in the fourth quarter, based on new information available at that time.
E – Other
Other effects comprises differences that have a less material impact on Hydro’s equity and net income than the differences discussed above, and are expected to not significantly change the reported equity or results in the future.
Equity accounted investees
The 2006 financial statements of Hydro’s associate and joint venture investees have been reviewed for differences between US GAAP and IFRS, and between IFRS as applied by Hydro and as applied by our investee. For Hydro’s investees there is a very limited accounting effect related to the different GAAPs. The identified US GAAP to IFRS differences of our investees are the same as for Hydro, and

Conversion to IFRS       35
include defined benefit pension and other post employment schemes, capitalization and depreciation of maintenance costs, and differences related to recognition and measurement of contracts in scope of IAS 39 Financial Instruments versus the corresponding US GAAP standard, SFAS 133 Accounting for Derivative Instruments and Hedging Activities.
     The previously recognized US GAAP impairment write-down related to the Naturkraft investment of NOK 85 million was reversed as of 1 January 2006 under IFRS. The reversal of the write-down reflects the fact that the partners as of 1 January 2006 had reassumed their work towards completing the planned investment after securing authority approval at acceptable terms; the reasons for impairing the asset no longer exist.
     The IFRS gain on the sale of Hydro’s investment in Hydro Texaco in the fourth quarter 2006 was NOK 70 million, which is NOK 17 million higher than the gain recognized under US GAAP. The difference is primarily due to Hydro setting to zero all 1 January 2006 foreign currency translation differences in the IFRS opening balance sheet and IFRS to US GAAP differences in the Hydro Texaco financial statements.
Equity investments
Under IFRS, non-marketable equity securities are recognized at fair value in the balance sheet. Hydro has elected to recognize changes in fair value directly in equity, thus no IFRS-US GAAP difference related to non-marketable equity investments is, or will be, recognized in the income statement. The 1 January 2006 IFRS carrying value of these investments is NOK 919 million above cost. The carrying amount under US GAAP was NOK 1,138 million as of 1 January 2006 while the IFRS fair value as of 1 January 2006 is NOK 2,058 million. Net of tax, the increase in carrying value compared to US GAAP is NOK 663 million. These investments are not traded on stock exchanges or similarly regulated markets. Valuation is, for the largest investments, based on an initial external valuation combined with periodic valuations based on Hydro’s internal valuation models. For smaller investments, valuations are based on internal models. The valuations often are based on a model utilizing cash flow estimates and a market based discount rate for return on equity combined with earnings multiples.
Provisions
The recognition criteria are different in IFRS compared to US GAAP. IFRS require recognition of a provision when outflow of economic resources is “probable” defined as more likely than not, generally any probability above 50 percent. US GAAP requires recognition of a provision when the outflow of economic resources is “probable”, meaning a significantly higher probability than “more likely than not”. This is generally interpreted to mean a probability of at least 70-80 percent.
      There is also a difference in measurement when the expected outflow is a range of results where no single outcome has a higher probability than any other outcome within the range. In those situations US GAAP require recognition of the lowest possible outcome within the range, while IFRS require the mid point of the range. For exit activities, including costs related to work force reductions, IFRS require recognition of a liability when management commits to a plan to incur such costs, and communicates its intent in a way that raises valid expectations among those who will receive compensation as part of that plan. US GAAP does not allow recognition of such costs based on a communicated plan alone, and generally require later recognition than IFRS.
     The IFRS to US GAAP differences resulted in an increase of recognized provisions of NOK 70 million as of 1 January 2006, mainly resulting from work force reductions in the Metal operations in Neuss, Germany, which was recognized as of 1 January 2006. Certain exit costs related to the closure of the aluminium smelter in Stade, Germany, were recognized in the amount of NOK 289 million in IFRS in the first quarter of 2006, while the provision was recognized in the second quarter 2006 under US GAAP.
Development costs
Under IFRS, development costs are capitalized providing certain criteria are met. Under US GAAP, development costs are expensed unless they relate to the development of information system software or information technology systems or in certain situations related to the construction of property, plant and equipment. Only one project related to smelter technology has, in the fourth quarter 2006, reached a stage where development costs are now capitalized under IFRS, but not for US GAAP. The project will continue in 2007.
Deferred tax and tax expense
There are certain differences in how deferred tax is measured under IFRS as compared to US GAAP. The most important difference for Hydro results from subsidiaries having tax payments in a currency different from their functional currency. This relates to certain subsidiaries both within Oil & Energy and Aluminium Metal. These subsidiaries generally have the US dollar as their functional currency, while taxes are paid in the local currency in the country of incorporation or the country where the operations are conducted. Another difference relates to unrealized gains on inventory that are calculated with the buyer’s tax rate under IFRS, while US GAAP require the seller’s tax rate to be used. This difference is not material for Hydro.
Sale and leaseback contracts
Hydro has one sale and leaseback contract related to a production vessel in the Oil & Energy segment where the original gain is amortized over the lease term. As the lease contract is an operating lease, IFRS requires immediate recognition of the gain. The remaining unamortized gain in US GAAP of NOK 22 million (NOK 5 million after tax) has been recognized as reduced liabilities and increased equity as of 1 January 2006. The amortization of NOK 5 million during 2006 for US GAAP reporting purposes represents a difference in IFRS as compared to US GAAP net income.

Hydro is a Fortune 500 energy and aluminium company with 33,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, a major aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.

Norsk Hydro ASA
N-0240 Oslo
Norway
t: +47 22 53 81 00
f: +47 22 53 85 53
e: corporate@hydro.com
www.hydro.com

Production: Hydro-3700250 Print: Kampen Grafisk

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Oslo, 29 May 2007
Norsk Hydro ASA
Registrant
/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer